EXHIBIT 99.1

Graphex Group Limited Announces Unaudited Financial Results For The First Half of 2023

HONG KONG, October 4, 2023 — Graphex Group Limited (“Graphex” the “Company” or the “Group”) (NYSE American: GRFX and HKEX: 6128), a global leader in mid-stream processing of specialized natural graphite used for electric vehicle (EV) lithium-ion (Li-ion) batteries, today announced its unaudited interim financial results for the six months ended June 30, 2023.

Financial Highlights for the Six Months Ended June 30, 2023

Total revenues were HK$ 151.3 million (US$ 19.4 million) for the six months ended June 30, 2023, representing a decrease of 7% compared with the total revenues of HK$ 163.1 million for the six months ended June 30, 2022.

Gross profit was HK$ 50 million (US$ 6.4 million) for the six months ended June 30, 2023, representing a decrease of 13% compared with our gross profit of HK$ 57.6 million for the six months ended June 30, 2022.

Gross margin was 33% for the six months ended June 30, 2023, compared with a gross margin of 35.7% for the six months ended June 30, 2022.

Loss from operations was HK$ 43.3 million (US$ 5.6 million) for the six months ended June 30, 2023, representing an increase of 4% compared with loss from operations of HK$ 41.7 million for the six months ended June 30, 2022.

Net loss was HK$ 69.9 million (US$ 9 million) for the six months ended June 30, 2023, representing an increase of 3% compared with net loss of HK$ 67.9 million for the six months ended June 30, 2022.

Amid global economic challenges, the Group set out expansion plans that will create opportunities and values for shareholders in the coming years. The Company believes that electrification is an irreversible trend. While lithium-ion batteries play a significant role in electrification, graphite processing capabilities are essential because graphite is the anode material that accounts for about 25% by weight of a lithium-ion battery. The Company believes that the global demand for graphite anode material will continue to be driven by the global development of the EV industry, energy storage infrastructures, consumer electronics, and robotics.

Operation highlights

Graphene Products Business

The production capacity of graphite anode material of the Group is limited by the current factory size. Therefore, the need for expansion of production capacity is important and that will involve construction of new production facilities. The Group has announced to build production facilities of graphite anode material in Mashan Graphite Industrial Park, Jixi, Heilongjiang, PRC for 40,000 metric tons, in Nanshu Industrial Park, Laixi, Shandong, PRC for 50,000 metric tons, and in Emerald Business Park, Warren, MI, USA for 15,000 metric tons through its joint venture company Graphex Michigan 1 LLC. The Group is also exploring the feasibilities to construct a 100,000 metric tons production facility in Canada. If the abovementioned new facilities are fully in operation, the Group will have a total production capacity of 215,000 metric tons of graphite anode material, which is over 20 times of the current capacity. As the production capacity increases, the revenue of the Group shall increase accordingly. The current market price of the graphite anode material is generally steady with minor fluctuations.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

Catering Business

The Group has terminated all its catering business in 2023 due to adverse market conditions. The Group does not intend to restart any catering business in the future.

Financial Results for the Six Months Ended June 30, 2023

Revenues

Revenue for the six months ended June 30, 2023, was approximately HK$151.3 million compared to approximately HK$163.1 million for the six months ended June 30, 2022. The decrease of HK$11.8 million or 7% was mainly due to a decrease in revenue from our Landscape architecture and design services of about HK$3.5 million, together with the decrease in revenue from our Graphene products and our Catering business, which declined about HK$6.3 million and HK$2 million, respectively.

	For the six months ended June 30,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Type of goods or services
-Graphene products	103,438	97,103	12,449
-Landscape architecture and design services	57,738	54,171	6,945
-Catering	1,957	-	-
Total Revenue	163,133	151,274	19,394

Graphene Products Business

Revenue from our Graphene Products Business for the six months ended June 30, 2023 was approximately HK$97.1 million compared to approximately HK$103.4 million for the six months ended June 30, 2022. The decrease of HK$6.3 million or 6% was primarily due to the fluctuation of exchange rate in RMB. The average exchange rate of the RMB to the HK$ for the period ended June 30, 2023 was approximately 1.13 compared to approximately 1.21 for the six months ended June 30, 2022. If the fluctuation of exchange rate in RMB is excluded, the revenue has a slight increase by 1% due to a slight increase in sales quantity offset by a slight decrease in average selling price

Landscape Architecture and Design Business

Revenue from our Landscape architecture and design business for the six months ended June 30, 2023 was approximately HK$54.2 million compared to approximately HK$57.7 million for the six months ended June 30, 2022. The decrease of HK$3.5 million or 6% was primarily due to the decrease in new contracts.

Catering Business

Revenue from our Catering business for the six months ended June 30, 2023 was nil compared to approximately HK$2 million for the six months ended June 30, 2022. The decrease was primarily due to cease of operation of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

Cost of revenues

Cost of goods for the six months ended June 30, 2023 was approximately HK$101.3 million compared to approximately HK$105.6 million for the six months ended June 30, 2022. The decrease of HK$4.3 million or 4% was mainly due to a decrease in cost of goods from our Graphene Products of about HK$2.6 million and together with the decrease in cost of goods from our Landscape architecture and design and Catering business which declined about HK$1.5 million and HK$0.2 million, respectively.

	For the six months ended June 30
	2022	2023	2023
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Graphene products	71,682	69,028	8,850
Landscape architecture and design	33,723	32,214	4,130
Catering	168	-	-
Total cost of revenues	105,573	101,242	12,980

Graphene Products Business

Cost of revenues from our Graphene products business for the six months ended June 30, 2023 was approximately HK$69.1 million compared to approximately HK$71.7 million for the six months ended June 30, 2022. The decrease of HK$2.6 million or 4% was primarily due to the fluctuation of exchange rate in RMB. If the fluctuation of exchange rate in RMB is excluded, the cost of revenues has a slight increase by 3% due to increase in average unit cost.

Landscape Architecture and Design Business

Cost of revenues from our Landscape architecture and design business for the six months ended June 30, 2023 was approximately HK$32.2 million compared to approximately HK$33.7 million for the six months ended June 30, 2022. The decrease of HK$1.5 million or 4% was in line with the decrease in revenue.

Catering Business

Cost of revenues from our Catering business for the six months ended June 30, 2023 was approximately HK$nil compared to approximately HK$0.2 million for the six months ended June 30, 2022. The decrease was primarily due to the cessation of operations in PRC caused by the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

Gross Profit

Gross profit for the six months ended June 30, 2023 was approximately HK$50 million compared to approximately HK$57.6 million for the six months ended June 30, 2022. The decrease of HK$7.6 million or 13%, was due to the decrease of gross profit from our Graphene Products Business, which was about HK$3.7 million, and together with the reductions in gross profits from our Landscape architecture and design business and Catering business, which were about HK$2.1 million and HK$1.8 million, respectively.

	For the six months ended June 30,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Graphene products	31,756	28,075	3,599
Landscape architecture and design	24,015	21,957	2,815
Catering	1,789	-	-
Total gross profit	57,560	50,032	6,414

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	%	%
Graphene products	31%	29%
Landscape architecture and design	42%	41%
Catering	91%	-

Graphene Products Business

Gross profit from our Graphene Products Business for the six months ended June 30, 2023, was approximately HK$28.1 million compared to approximately HK$31.8 million for the six months ended June 30, 2022. If not considering the exchange rate fluctuation, the gross profit decreased by HK$1.2 million which was primarily due to the decrease in the selling price of graphene related products.

Landscape Architecture and Design Business

Gross profit from our Landscape architecture and design business for the six months ended June 30, 2023 was approximately HK$22 million compared to approximately HK$24.0 million for the six months ended June 30, 2022. The decrease of HK$2 million was primarily due to costs incurred while project completions were delayed, primarily, due to the COVID-19 epidemic but no additional revenue charged to our customers.

Catering Business

Gross profit from our Catering business for the six months ended June 30, 2023 was nil compared to approximately HK$1.8 million for the six months ended June 30, 2022. The decrease was due to the cease of providing restaurant management service in Shanghai since January 2023.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2023 were approximately HK$3 million compared to approximately HK$2.3 million for the six months ended June 30, 2022. The increase of approximately HK$0.7 million or 30% was attributable to the increase in selling and marketing expenses in our Landscape architecture and design business of about HK$0.3 million and the increase in relevant expense in our Graphene products business of about HK$0.4 million due to the marketing expenses incurred for the U.S. market.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2023 were approximately HK$68.9 million compared to approximately HK$77.4 million for the six months ended June 30, 2022. The decrease of approximately HK$8.5 million or 11% was primarily caused by (i) the decrease in the overall salaries by approximately HK$4.1 million of the Group which is attributable to the cost control measures implemented since 2022, and (ii) the fluctuation of exchange rate in RMB by approximately HK$3.7 million.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2023 were approximately HK$10.8 million compared to approximately HK$10.7 million for the six months ended June 30, 2022. The increase of approximately HK$0.1 million was primarily due to the increase in research and development efforts by HK$0.4 million for our Graphene products business in early 2023 compared to lockdown of Jixi in early 2022 and set off by the decrease of research and development expenses in our Landscape architecture and design business of about HK$0.3 million.

Provision for Credit loss

Provision for credit loss for the six months ended June 30, 2023, was approximately HK$10.7 million compared to approximately HK$8.8 million for the six months ended June 30, 2022. The increase of approximately HK$1.9 million or 21.6% was primarily due to the decrease in reversal of provision for credit loss for other receivables of HK$4.9 million in 2022, set off by the decrease of provision for credit loss for account receivables and contract assets of HK$0.9 million and HK$2.1 million, respectively, due to the post-Covid recovery.

Total Other Expenses, net

Net total other expenses for the six months ended June 30, 2023 was approximately HK$32.1 million compared to approximately HK$31.4 million for the six months ended June 30, 2022. The increase of approximately HK0.7 million or 2% was primarily caused by the decrease in service income of HK$2.7 million from landscape segment due to the less favorable market and economic environment.

Loss Before Taxes

Losses before taxes for the six months ended June 30, 2023 were approximately HK$75.4 million compared to approximately HK$73.1 million for the six months ended June 30, 2022. The increase of approximately HK$2.3 million or 3% was primarily caused by the decrease in other income in 2023.

	For the six months ended June 30,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
Graphene products	8,738	10,726	1,375
Landscape architecture and design	14,036	13,014	1,668
Catering	(166)	(1,680)	(215)
Corporate expenses	50,491	53,310	6,835
Total loss before tax	73,099	75,370	9,663

Graphene Products Business

Loss before tax from our Graphene Products Business for the six months ended June 30, 2023 was approximately HK$10.7 million compared to approximately loss before tax HK$8.7 million for the six months ended June 30, 2022. The increase of loss before income tax was due to decrease in revenue in 2023.

Landscape Architecture and Design Business

Loss before income tax from our Landscape architecture and design Business for the six months ended June 30, 2023 was approximately HK$13 million compared to approximately loss before tax HK$14 million for the six months ended June 30, 2022. The decrease in loss before income tax of HK$1 million was primarily due to the fluctuation of exchange rate in RMB.

Catering Business

Profit before income tax from our Catering business for the six months ended June 30, 2023 was approximately HK$1.7 million compared to approximately HK$0.2 million for the six months ended June 30, 2022. The change of HK$1.5 million was due to a one-off other income was received during the period ended June 30, 2023.

Cash Flows

For the six months ended June 30, 2022 and 2023

The following table summarizes the key components of our cash flows for the six months ended June 30, 2022 and 2023:

	For the six months ended June 30,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	(12,126)	(9,363)	(1,200)
Net cash used in investing activities	(4,131)	(4,103)	(526)
Net cash (used in) provided by financing activities	14,707	(610)	(79)
Effect of exchange rate on cash	(1,477)	65	8
Net decrease in cash	(3,027)	(14,011)	(1,797)
Cash and cash equivalents and restricted cash at beginning of period	31,463	31,470	4,035
Cash and cash equivalents and restricted cash at end of period	28,436	17,459	2,238

Operating Activities

Net cash used in operating activities was approximately HK$9.4 million for the six months ended June 30, 2023, compared to approximately HK$12.1 million net cash used in operating activities for the six months ended June 30, 2022. The decrease of approximately HK$2.7 million was mainly attributable to the increase in trade receivables of Graphene Products Business.

Investing Activities

Net cash used in investing activities was approximately HK$4.1 million for the six months ended June 30, 2023 compared to approximately HK$4.1 million for the six months ended June 30, 2022.

Financing Activities

Net cash used in financing activities was approximately HK$0.6 million for the six months ended June 30, 2023, compared to approximately HK$14.7 million provided by financing activities for the six months ended June 30, 2022. The change was mainly attributable to the decreased proceed from short-term borrowings and no additional convertible notes were issued during the six months ended June 30, 2023.

Capital Expenditures

We had capital expenditures of approximately HK$0.2 million and approximately HK$0.9 million for the six months ended June 30, 2022 and 2023, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene products Business and Landscape architecture and design business. We intend to fund our future capital expenditures with lease financing and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Borrowings

As of December 31, 2022, we had outstanding corporate bonds of approximately HK$115.4 million and outstanding promissory notes of approximately HK$123.6 million. As of June 30, 2023, we had outstanding corporate bonds of approximately HK$115.4 million and outstanding promissory notes of approximately HK$123.6 million.

Recent Development

On July 14, 2023, convertible notes with principal amount of US$70,000 (equivalent HK$542,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 834,615 conversion shares to the convertible note holder.

On July 19, 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Further details are set out in the Form 6-K filed by the Company on July 19, 2023.

On July 24, 2023, the Board resolved to grant a total of 22,990,000 Awarded Shares, to 16 share award grantees, pursuant to the 2023 Share Award Scheme at nil consideration, subject to the acceptances by the Grantees. Further details are set out in Form 6-K filed by the Company on July 24, 2023.

On September 21, 2023, convertible notes with principal amount of US$20,000 (equivalent HK$155,000) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 238,461 conversion shares to the convertible note holder.

Unaudited Interim Condensed Consolidated Financial Statements

GRAPHEX GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	HK$’000	HK$’000	US$’000

ASSETS

CURRENT ASSETS
Cash and cash equivalents	31,470	17,459	2,238
Trade and notes receivables, net	101,133	180,986	23,203
Trade and notes receivables – related parties	1,886	586	75
Inventories, net	16,901	9,234	1,184
Loan receivables – related parties	11,098	13,897	1,782
Prepayments, other receivables and other current assets, net	41,592	34,554	4,430
Equity investment, fair value	31	24	3
Contract assets	29,584	26,471	3,394
Contract assets – related party	1,050	156	20
Tax recoverable	373	384	49
Total current assets	235,118	283,751	36,378

PROPERTY AND EQUIPMENT, NET	35,403	30,747	3,942

OTHER ASSETS
Goodwill	101,939	101,939	13,069
Other intangible assets, net	492,185	452,330	57,991
Investment in unconsolidated associates	227	-	-
Equity investment, fair value	94	91	12
Prepayments and deposits	4,902	5,825	747
Deferred tax assets, net	4,903	6,353	814
Total non-current assets	604.250	566,538	72,633
TOTAL ASSETS	874,771	881,036	112,953

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of corporate bonds payable	112,867	26,832	3,440
Bank borrowing	11,194	10,846	1,390
Convertible notes	17,373	3,758	482
Short-term borrowings	2,911	7,967	1,021
Short-term borrowings – related parties	1,478	-	-
Trade payable	13,398	75,384	9,664
Other payables and accruals	48,320	56,481	7,241
Other payables – related parties	686	262	34
Lease liabilities	5,146	4,556	584
Taxes payable	33,898	32,164	4,124
Contract liabilities	37,410	33,982	4,357
Dividend payable to non-controlling interest	1,511	-	-
Total current liabilities	286,192	252,232	32,337

	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	HK$’000	HK$’000	US$’000

OTHER LIABILITIES
Promissory notes	123,590	123,590	15,845
Corporate bonds payable	2,500	88,540	11,351
Convertible notes	15,166	-	-
Short-term borrowing	11,000	11,000	1,410
Noncurrent portion of lease liabilities	18,648	15,979	2,049
Deferred tax liabilities	75,035	69,108	8,860
Total other liabilities	245,939	308,217	39,515

TOTAL LIABILITIES	532,131	560,449	71,852

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, HK$0.01 par value; authorized – 2,000,000,000 shares; issued and outstanding 683,493,072 and 777,446,915 as of December 31, 2022 and June 30, 2023, respectively	6,835	7,774	997
Preference shares, 323,657,534 shares as of December 31, 2022 and June 30, 2023	3,236	3,236	415
Additional paid-in capital	790,966	853,642	109,441
Accumulated deficit	(454,557)	(526,674)	(67,522)
Statutory reserves	13,476	13,476	1,728
Accumulated other comprehensive loss	(6,574)	(22,456)	(2,880)
Total Graphex Group Limited Shareholders’ Equity	353,382	328,998	42,179
Non-controlling interests	(10,742)	(8,411)	(1,078)
TOTAL EQUITY	342,640	320,587	41,101

TOTAL LIABILITIES AND EQUITY	874,771	881,036	112,953

GRAPHEX GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2022	2023	2023
	HK$’000	HK$’000	US$’000
REVENUES
Revenues – third parties	161,081	151,194	19,384
Revenues – related parties	2,052	80	10
Total revenues	163,133	151,274	19,394
COST OF REVENUES	(105,573)	(101,242)	(12,980)
GROSS PROFIT	57,560	50,032	6,414

OPERATING EXPENSES
Selling and marketing expenses	2,257	2,956	379
General and administrative expenses	77,418	68,860	8,828
Research & development expense	10,734	10,800	1,385
Provision for credit loss	8,833	10,705	1,372
Total operating expenses	99,242	93,321	11,964
LOSS FROM OPERATIONS	(41,682)	(43,289)	(5,550)

OTHER INCOME (EXPENSE)
Finance expenses	(39,721)	(38,397)	(4,923)
Interest income	781	582	75
Service income	4,418	1,659	213
Dividend income	63	92	12
Government grants	301	914	117
Waiver of interest on convertible notes	2,377	1,160	149
Investment loss in unconsolidated affiliates	(265)	(230)	(29)
Fair value change – equity investment	(11)	(6)	(1)
Other income, net	640	2,145	274
Total other expenses, net	(31,417)	(32,081)	(4,113)
LOSS BEFORE TAX	(73,099)	(75,370)	(9,663)
INCOME TAX BENEFIT	5,175	5,446	698
NET LOSS	(67,924)	(69,924)	(8,965)
Less: (loss) income attributable to non-controlling interests	(225)	2,193	281
NET LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(67,699)	(72,117)	(9,246)
NET LOSS	(67,924)	(69,924)	(8,965)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(29,895)	(15,747)	(2,019)
COMPREHENSIVE LOSS	(97,819)	(85,671)	(10,984)
Less: Comprehensive (loss) income attributable to non-controlling interest	(141)	2,331	299
COMPREHENSIVE LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(97,678)	(88,002)	(11,283)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and Diluted	516,055,804	725,781,129	725,781,129

LOSS PER SHARE
Basic and Diluted	(0.131)	(0.099)	(0.013)

About Graphex:

Graphex Group Limited, a Cayman Island company with principal offices in Hong Kong and regional offices in Shanghai and Royal Oak, MI, USA. Graphex is focused on the development of technologies and products to enhance renewable energy, particularly the enrichment of spherical graphite and graphene, key components for EV batteries and lithium-ion batteries for other use cases. Proficient in the commercial deep processing of graphite, Graphex has extensive commercial experience producing battery grade purified spherical graphite to the power battery market, currently at a volume of 10,000 metric tons per annum (tpa) with intentions to expand production to over 100,000 tpa over the next three years. With a strategy to expand its global operations to support energy transition and electrification efforts worldwide, Graphex is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection.

Safe Harbor / Forward-Looking Statements:

This unaudited financial results as of and for the six-month period ended June 30, 2023 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this exhibit, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Company’s industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this exhibit is as of the date of this exhibit, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.